Contact

www.linkedin.com/in/daniel-ansorge-9716741a8 (LinkedIn)

Top Skills

Aerospace Manufacturing

Field Work

Interviewing

Daniel Ansorge

Mechanical Engineer

United States

Experience

Nexus Build
CTO
July 2022 - Present (5 months)
Austin, Texas Metropolitan Area

Aerometals, Inc.
Project Engineer
August 2018 - September 2022 (4 years 2 months)
El Dorado Hills, California, United States

-Entrusted with over 400 projects totaling 19 million in revenue.

-Coordinated manufacturing process based on engineering tech data, designed routing, and solved mfg. problems with dept. leads and subvendors

-Chosen for AS9100 Internal Audit team to evaluate effectiveness of the QMS

-Involved in budget review process with senior mgmt. for all projects flowing through dept.

-Designed packaging and palletization compliance plan for all shipments

The Fulbright Program
Student Researcher
September 2017 - July 2018 (11 months)
Ljubljana, Slovenia

Aerometals, Inc.
Intern, R&D Engineering
June 2017 - September 2017 (4 months)
El Dorado Hills, California, United States

Nordic Mart Inc.
Warehouse Manager
October 2014 - May 2017 (2 years 8 months)
San Luis Obispo, California, United States

Woodward, Inc.
Intern: Continuous Improvement, Mfg. Engineering
June 2014 - September 2015 (1 year 4 months)

Santa Clarita, California, United States

Education

California Polytechnic State University-San Luis Obispo

Bachelor's degree, Mechanical Engineering · (2012 - 2017)